FEDERATED EQUITY FUNDS

                              5800 Corporate Drive
                       Pittsburgh, Pennsylvania 15237-7000
                                January 20, 2006


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: FEDERATED EQUITY FUNDS (the "Trust")
            Federated Absolute Advantage Fund (the "Fund")
         Request for Withdrawal of Amendment to Registration Statement on Form N-1A
           1933 Act File No. 2-91090
           1940 Act File No. 811-4017

Dear Sir or Madam:

      On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 69 under the Securities Act of 1933 and Amendment No. 63 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust which was filed with the Commission on June 22, 2005 pursuant to the provisions of Rule 485 (a) under the Securities Act of 1933.

In connection with this application for withdrawal, I hereby submit this application for the withdrawal of the following Post-Effective Amendments, under the Securities Act of 1933, and Amendments, under the Investment Company Act of 1940, filed with the Commission pursuant to the provisions of Rule 485
(b)(1)(iii);



--------------------------------------------------------------------------
PEA No.    Amendment No.                        Filing Date
--------------------------------------------------------------------------
--------------------------------------------------------------------------
  70            64                          September 2, 2005
--------------------------------------------------------------------------
--------------------------------------------------------------------------
  72            66                          September 14, 2005
--------------------------------------------------------------------------
--------------------------------------------------------------------------
  73            67                          October 13, 2005
--------------------------------------------------------------------------
--------------------------------------------------------------------------
  74            68                          November 14, 2005
--------------------------------------------------------------------------
--------------------------------------------------------------------------
  75            69                          December 14, 2005
--------------------------------------------------------------------------

      This withdrawal is being made as result of a business decision not to proceed with the new Fund; therefore, please issue an order with respect to his application for withdrawal at the earliest date the Staff deems appropriate. No securities were sold in connection with this offering.

      Pursuant to the requirements of Rule 477 (a) of the Securities Act of 1933, the Assistant Secretary of the Registrant has signed this application for withdrawal of the Registration Statement this 20th day of January 2006.

      If you have any questions on the enclosed material, please contact M. Allison Miller at (412) 288-7574.

                                                Very truly yours,



                                                /s/ Todd P. Zerega
                                                Todd P Zerega
                                                Assistant Secretary

Enclosures